Exhibit 99.1
FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

June 4, 2007

Item 3.	PRESS RELEASE

June 4, 2007 - Vancouver, Canada and Deerfield, Illinois, USA

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced results from their recently completed Phase 3 clinical study, called ACT 2. The trial evaluated the efficacy and safety of the intravenous formulation of vernakalant hydrochloride (“vernakalant (iv)”) for the treatment of patients who developed atrial fibrillation or atrial flutter between 24 hours and 7 days following coronary artery bypass graft (CABG) or valve replacement surgery. In the atrial fibrillation population, 47% of patients dosed with vernakalant (iv) experienced conversion to normal heart rhythm within 90 minutes, as compared to 14% of placebo patients, a statistically significant difference (p=0.0001).

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached press release

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Not Applicable.

Item 7.	OMITTED INFORMATION

Not Applicable.

Item 8.	SENIOR OFFICER

Name: Curtis Sikorsky
Title: Chief Financial Officer
Phone No.: 604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 4th day of June, 2007.

CARDIOME PHARMA CORP.

Per:	“Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.